FILED BY HERCULES INCORPORATED
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Hercules Incorporated
Commission File Number 1-00496

Date: July 11, 2008

July 11, 2008

Dear Hercules Leadership,

As you are aware, earlier this morning we announced that Hercules has agreed to be acquired by Ashland in a transaction valued at approximately $3.3 billion. You should have each already received a company-wide letter sent by me announcing the transaction and highlighting why this is exciting news for Hercules.

As a key leader within Hercules, you play an important role in communicating to our employees around the globe. Although this is a positive opportunity for Hercules and its employees, this type of change creates apprehension and uncertainties. I know I can count on you to take your leadership roles seriously as we complete the deal and the transition.

It is important that all employees receive communication. To the extent possible, I ask that you communicate “live”, either via team meetings or teleconferences. Given the timing of this announcement, please be sensitive to our international locations and try to reach them as soon as practical. To better prepare you for answering questions from your respective groups and teams, attached are the following “tools” for you to use during this important communication process.

•	Letter from me to all Hercules Employees (as mentioned above)

•	Q and A to be used in your group meetings and shared within your teams

•	Fact Sheet on Ashland

•	Copy of News Release from this morning

In addition, a copy of the Ashland/Hercules Analyst Presentation from this morning will be sent in a separate email after 9:15 a.m.

I will be holding a Global Town Hall meeting on Monday morning at 8:00 a.m. (EST). An invitation to all employees will be issued later today. Additionally, the CEO of Ashland, Jim O’Brien, will be holding a Global Town Hall meeting in Wilmington on Friday morning, July 18. Once details are available, an invitation will be sent.

Thank you for your leadership in helping me to deliver this important news to all of our employees. You have my commitment to communicate frequently regarding the integration plans and the closing of the transaction.

We still have businesses to run and customers who are depending on us to continue to provide high quality products and services. Most importantly, during this time it is critical that we continue to operate as an independent company and concentrate on the safety of our employees. I am counting on you to keep your teams focused and safe.

Sincerely, Craig A. Rogerson President and CEO

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland’s and Hercules’ current expectations about the acquisition of Hercules. Although Ashland and Hercules believe their expectations are based on what management believes to be reasonable assumptions, they cannot assure the expectations reflected in this document will be achieved as they are subject to risks and uncertainties that are difficult to predict and may be outside of Ashland’s and Hercules’ control. These risks and uncertainties may cause actual results to differ materially from those stated, projected or implied. Such risks and uncertainties include the possibility that the benefits anticipated from the Hercules transaction will not be fully realized; the possibility the transaction may not close, including as a result of failure to obtain the approval of Hercules stockholders; the possibility that financing may not be available on the terms committed; and other risks that are described in filings made by Ashland and Hercules with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. Other factors, uncertainties and risks affecting Ashland and Hercules are contained in each company’s periodic filings made with the Securities and Exchange Commission, including Ashland’s Form 10-K for the fiscal year ended Sept. 30, 2007, Ashland’s Form 10-Q for the quarter ended March 31, 2008, Hercules’ Form 10-K for the fiscal year ended Dec. 31, 2007, and Hercules’ Form 10-Q for the quarter ended March 31, 2008 filed with the SEC and available on Ashland’s Investor Relations website at www.ashland.com/investors or Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov. Ashland and Hercules undertake no obligation to subsequently update or revise the forward-looking statements made in this document to reflect events or circumstances after the date of this document.

Additional Information
In connection with the proposed transaction, Ashland and Hercules will be filing documents with the SEC, including the filing by Ashland of a registration statement on Form S-4, and the filing by Hercules of a related preliminary and definitive proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting Ashland Investor Relations at (859) 815-4454 or Hercules Investor Relations at (302) 594-7151. Investors and security holders may obtain free copies of the documents filed with the SEC on Ashland’s Investor Relations website at www.ashland.com/investors or Hercules’ website at www.herc.com or the SEC’s website at www.sec.gov.

Hercules and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Hercules in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Hercules is also included in Hercules’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2008. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Ashland and Hercules as described above.